UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 33237 / September 18, 2018

_____

In the Matter of   :
 :

TORTOISE CAPITAL ADVISORS, L.L.C.   :
TORTOISE CREDIT STRATEGIES, LLC   :
TORTOISE ENERGY INFRASTRUCTURE CORPORATION :
TORTOISE MLP FUND, INC.   :
TORTOISE PIPELINE & ENERGY FUND, INC.   :
TORTOISE ENERGY INDEPENDENCE FUND, INC.   :
TORTOISE POWER AND ENERGY INFRASTRUCTURE FUND, INC. :
TORTOISE ESSENTIAL ASSETS INCOME 2024 TERM FUND, INC. :
TORTOISE TAX-ADVANTAGED SOCIAL INFRASTRUCTURE FUND, INC. :
TORTOISE DIRECT OPPORTUNITIES FUND, LP   :
TORTOISE DIRECT OPPORTUNITIES FUND II, LP   :
TORTOISE DIRECT MUNICIPAL OPPORTUNITIES FUND, LP :
 :
11550 Ash Street, Suite 300   :
Leawood, KS 66211   :
 :
 :
(812-14839)   :
_____:

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Tortoise Capital Advisors, L.L.C., Tortoise Credit Strategies, LLC, Tortoise Energy
Infrastructure Corporation, Tortoise MLP Fund, Inc., Tortoise Pipeline & Energy Fund, Inc.,
Tortoise Energy Independence Fund, Inc., Tortoise Power and Energy Infrastructure Fund, Inc.,
Tortoise Essential Assets Income 2024 Term Fund, Inc., Tortoise Tax-Advantaged Social
Infrastructure Fund, Inc., Tortoise Direct Opportunities Fund, LP, Tortoise Direct Opportunities
Fund II, LP, and Tortoise Direct Municipal Opportunities Fund, LP, filed an application on
November 7, 2017, and amendments to the application on March 29, 2018, and August 1, 2018,
requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the
"Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise
prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order
would permit certain business development companies and closed-end management investment
companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each
other and with affiliated investment funds.

On August 21, 2018, a notice of the filing of the application was issued (Investment Company Act Release No. 33205). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.
Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Tortoise Capital Advisors, L.L.C., et al. (File No. 812-14839) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary